June 11, 2019

Sonia Barros

Assistant Director

Division of Corporate Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington DC 20549

Re:	Building Bits Properties I, LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 2

Filed May 24, 2019

File No. 024-10839

Dear Ms. Barros,

We acknowledge receipt of comments in your letter of June 7, 2019 regarding the Offering Statement of Building Bits Properties I, LLC (the “Company”), which we have set out below, together with our responses.

Form 1-A POS filed May 24, 2019

Cover Page

1.	Please revise the disclosure throughout, including the table on the cover page, to specify the minimum offering amounts for each class of security offered. If there is no minimum for the Common or Preferred Bits, as a standalone class, please provide clear disclosure of this.

The Company has revised the heading information and table on the cover page, as well as the disclosure throughout the Offering Circular to specify the minimum offering amounts for each class of security offered, as well as to make clear that there is no minimum for the Common or Preferred Bits as a standalone class.

2.	Revise to highlight the different attributes of the Preferred Bits.

The Company has revised the cover page and disclosure throughout the Offering Circular to highlight the different attributes of the Preferred Bits from the Common Bits.

Risk Factors

Investors in this offering that purchase Preferred Bits, page 7

3.	Please revise to highlight the extent to which the no minimum nature of the Common Bit offering may intensify this risk. In addition, given that there is no market for the Bits, liquidation or change in control of the property, emphasize the extent to which Common Bit holders have no exit strategy other than a liquidation or change in control of the property.

The Company has revised the “Risk Factors” section to include a risk factor addressing the extent to which the no minimum nature of the Common Bit offering may intensify this risk, as well as the lack of exit strategy for Common Bit holders other than a liquidation or change in control of the property.

Plan of Distribution, page 15

4.	Please explain how you will allocate shares among Common and Preferred subscribers if the offering is oversubscribed.

The Company has revised the “Plan of Distribution” section to make clear that the Company will not accept oversubscriptions.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Building Bits Properties I, LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Alexander Aginsky

Chief Executive Officer

Building Bits Properties I, LLC

425 NW 10th Ave, Suite 306,

Portland, OR, 97209.